

November 24, 2006

Mail Stop 7010

*By U.S. Mail and facsimile to (610) 593-1363*

Gregory J. Christian
Executive Vice President, Chief Administrative Officer,
Chief Restructuring Officer and General Counsel
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

> **Re:** **Foamex International Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2006**
> **File No. 333-138180**

Dear Mr. Christian:

We have reviewed your filings and have the following comments. We have confined the scope of our review to the items commented upon below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that your offering will be open for no more than 30 days. Alternatively, revise your cover page to indicate that you are offering rights on a delayed or continuous basis pursuant to Rule 415 and revise your document to

provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix) and (a)(3) of Rule 415 of Regulation C.

2.  Please revise your document to clarify whether you have already purchased the put option or sold the call option, as we note references throughout the registration statement that you or the Significant Equityholders "will purchase" or "purchased" the put and call, respectively.

Cover Page

3.  Please disclose on the cover page the maximum number of shares of common stock issuable upon exercise of the rights. See Regulation S-K, Item 501(b)(2).s

4.  You state that the prospectus is being delivered to the Significant Equityholders to cover any shares of common stock purchased under the call option. Since it appears that you already have an understanding with the Significant Equityholders with regard to shares they will purchase under call option as well as the rights they receive, we believe that you have an ongoing private offering that must be completed privately. Accordingly, the Significant Equityholders should not receive registered shares upon exercise of their rights or the call option. Please revise your disclosure to clarify that the prospectus that forms a part of this registration statement does not cover shares offered to the Significant Equityholders. We note that the prospectus contains disclosure that it does not cover resales of these shares.

Table of Contents, page i

5.  We note the statement contained in the first sentence of the paragraph that immediately precedes the table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely upon, that information.

Questions and Answers About the Rights Offering, page 1

6.  Please revise your discussion of how you determined the exercise price to specify the "number of factors" that you considered in establishing the $2.25 per share price. Similarly revise the risk factor appearing on page 17.

Risk Factors, page 16
Risks Relating to Our Business and Operations, page 20
Our ability to utilize our net operating loss carryforwards may be limited, page 21

7.  Please revise to disclose the date you requested rulings from the IRS. Please update the disclosure under this heading as appropriate.

Certain Relationships and Related Transactions, page 42
Equity Commitment Agreement, page 42

 8. Please clarify that you have disclosed all material conditions to the Significant Equityholders' obligations under the Equity Commitment Agreement.

Plan of Distribution, page 58

9. Please revise to indicate whether the persons conducting the offering will register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 or, alternatively, disclose the exemption from registration on which they intend to rely and explain the basis for the claimed exemption.

United States Federal Income Tax Considerations, page 59

10. Please delete your statement that the disclosure appearing under this heading "is for general purposes only and does not purport to be a complete analysis or listing of all potential federal income tax consequences" and similar language where it appears in this section of your prospectus. In addition, as the tax consequences of the proposed transactions appear to be material with respect to NOL carryforwards, please tell us what consideration you gave to obtaining and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

Legal Matters, page 66

11. Please revise to state in your prospectus that counsel will opine that the rights being issued shall be the binding obligations of the company.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gregory J. Christian
Foamex International Inc.
November 24, 2006
Page 4

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,


Pamela A. Long
Assistant Director

cc:     Judith R. Thoyer (*via facsimile* 212/492-0296)
        Brian S. Korn
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019